Arcadia Capital Advisors, LLC

175 Great Neck Road · Suite 406 · Great Neck, NY 11021
Office: 516.466.5258 · Fax: 516.466.7709

November 23, 2009

Mr. John A. Sedor
President and Chief Executive Officer
CPEX Pharmaceuticals Inc.
2 Holland Way
Exeter, NH 03833

CPEX Pharmaceuticals' Board of Directors:
James R. Murphy, Chairman
Michael McGovern
Miguel Fernandez
John W. Spiegel

Re: Request for Meeting with Independent Directors

Mr. Sedor:

Recently, we spoke with Mr. Spiegel. Our conversation focused on scheduling a meeting with the Independent Directors of the Company. During that conversation, Mr. Spiegel indicated that the Board of the Company identified you as the person to receive and act upon such shareholder requests.

Based on this direction from Mr. Spiegel and in an effort to be respectful of the Board's process, Arcadia requests you schedule a meeting between Arcadia and the Independent Directors of the Company. We request the meeting date be set as soon as practicable and in a location convenient to the Independent Directors. Due to the sensitive nature of subject matter and a belief that management's interest may conflict with shareholder interests, we respectfully request this meeting not include management at this time.

Please provide a date, time and location for the requested meeting by no later than November 27, 2009.

Respectfully,

Richard Rofé
Managing Director
Arcadia Capital Advisors, LLC.